The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated September 1, 2026

Pricing supplement To prospectus dated April 17, 2026, prospectus supplement dated April 17, 2026, product supplement no. 3-I dated April 17, 2026 and underlying supplement no. 1-I dated April 17, 2026	Registration Statement Nos. 333-293684 and 333-293684-01 Dated September , 2026 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index due September 8, 2028 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

●If the notes are not automatically called and the Ending Index Level is equal to or greater than the Initial Index Level, at maturity investors will receive uncapped exposure of any appreciation of the MSCI Emerging Markets Index, subject to a contingent minimum return of at least 28.22%.

●Investors should be willing to forgo interest and dividend payments and, if the notes are not automatically called and the Ending Index Level is less than 85.00% of the Initial Index Level, be willing to lose some or all of their principal amount at maturity.

●The notes will be automatically called if the closing level of the Index is greater than or equal to the Initial Index Level on the Review Date.

●The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

●Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

●JPMorgan Chase & Co., our parent company, and/or its affiliates have previously agreed to make unconditional and irrevocable donations to Blue Star Families, Inc. (“Blue Star”), a nonprofit organization, to support military families by connecting them with their neighbors — individuals and organizations — to create communities of support. These donations are not contingent on the sale of the notes and will not impact the final terms of the notes. We or our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes. Some of these projected profits, if any, may be used to offset a portion of the donations. See “Supplemental Donation Information” in this pricing supplement.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Index:	The MSCI Emerging Markets Index (Bloomberg ticker: MXEF)
Automatic Call:

On the Review Date, if the closing level of the Index is greater than or equal to the Initial Index Level, the notes will be automatically called for a cash payment plus a call premium amount per note that will be payable on the Call Settlement Date.

Payment if Called:

If the notes are automatically called, on the Call Settlement Date you will receive one payment of $1,000 plus a call premium amount equal to at least 14.11%. The actual call premium will be provided in the pricing supplement and will not be less than 14.11%.

Payment at Maturity:

If the notes have not been automatically called and the Ending Index Level is equal to or greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to the Contingent Minimum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × the greater of (i) the Contingent Minimum Return and (ii) the Index Return]

If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level by up to 15.00%, you will receive the principal amount of your notes at maturity.
If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level by more than 15.00%, at maturity you will lose 1.17647% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 15.00%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 15.00%) × 1.17647]
You will lose some or all of your principal amount at maturity if the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level by more than 15.00%.
Contingent Minimum Return:	At least 28.22%* *The actual Contingent Minimum Return will be provided in the pricing supplement and will not be less than 28.22%.
Buffer Amount:	15.00%
Downside Leverage Factor:	1.17647
Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The closing level of the Index on the Valuation Date
Pricing Date:	On or about September 4, 2026
Original Issue Date:	On or about September 10, 2026 (Settlement Date)
Review Date*:	September 17, 2027
Call Settlement Date*:	September 22, 2027
Valuation Date*:	September 5, 2028
Maturity Date*:	September 8, 2028
CUSIP:	46661MP32

* Subject to postponement in the event of a market disruption event as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement or early acceleration in the event of a change-in-law event as described under “General Terms of Notes — Consequences of a Change-in-Law Event” in the accompanying product supplement and “Selected Risk Considerations — Risks Relating to the Notes Generally — We May Accelerate Your Notes If a Change-in-Law Event Occurs” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $15.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $978.00 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Product supplement no. 3-I dated April 17, 2026:
https://www.sec.gov/Archives/edgar/data/19617/000121390026045198/ea0285802-20_424b2.pdf

●Underlying supplement no. 1-I dated April 17, 2026:
https://www.sec.gov/Archives/edgar/data/19617/000121390026045209/ea0285802-11_424b2.pdf

●Prospectus supplement and prospectus, each dated April 17, 2026:
https://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —  PS- 1
Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a hypothetical Initial Index Level of 100.00, a call premium of 14.11% and a Contingent Minimum Return of 28.22%, and reflects the Buffer Amount of 15.00% and the Downside Leverage Factor of 1.17647. The hypothetical Initial Index Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Index Level. The actual call premium and Contingent Minimum Return will be provided in the pricing supplement and will not be less than 14.11% and 28.22%, respectively. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Review Date			The notes are not automatically called.
Closing Level of the Index on the Review Date	Appreciation/ Depreciation of Index on Review Date	Total Return on Call Settlement Date	Ending Index Level	Index Return	Total Return
160.00	60.00%	14.11%	160.00	60.00%	60.00000%
150.00	50.00%	14.11%	150.00	50.00%	50.00000%
140.00	40.00%	14.11%	140.00	40.00%	40.00000%
130.00	30.00%	14.11%	130.00	30.00%	30.00000%
128.23	28.23%	14.11%	128.23	28.23%	28.23000%
128.22	28.22%	14.11%	128.22	28.22%	28.22000%
120.00	20.00%	14.11%	120.00	20.00%	28.22000%
110.00	10.00%	14.11%	110.00	10.00%	28.22000%
105.00	5.00%	14.11%	105.00	5.00%	28.22000%
102.50	2.50%	14.11%	102.50	2.50%	28.22000%
100.00	0.00%	14.11%	100.00	0.00%	28.22000%
97.50	-2.50%	N/A	97.50	-2.50%	0.00000%
95.00	-5.00%	N/A	95.00	-5.00%	0.00000%
85.00	-15.00%	N/A	85.00	-15.00%	0.00000%
84.99	-15.01%	N/A	84.99	-15.01%	-0.01176%
80.00	-20.00%	N/A	80.00	-20.00%	-5.88235%
70.00	-30.00%	N/A	70.00	-30.00%	-17.64705%
60.00	-40.00%	N/A	60.00	-40.00%	-29.41175%
50.00	-50.00%	N/A	50.00	-50.00%	-41.17645%
40.00	-60.00%	N/A	40.00	-60.00%	-52.94115%
30.00	-70.00%	N/A	30.00	-70.00%	-64.70585%
20.00	-80.00%	N/A	20.00	-80.00%	-76.47055%
10.00	-90.00%	N/A	10.00	-90.00%	-88.23525%
0.00	-100.00%	N/A	0.00	-100.00%	-100.00000%

JPMorgan Structured Investments —  PS- 2
Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the total payment at maturity in different hypothetical scenarios is calculated.

Example 1: On the Review Date, the level of the Index increases from the Initial Index Level of 100.00 to a closing level of 102.50. The notes are automatically called.

Because the closing level of the Index on the Review Date is greater than the Initial Index Level of 100.00, the notes are automatically called and the investor receives a payment on the Call Settlement Date of $1,141.10 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 14.11%) = $1,141.10

Example 2: The notes are not automatically called on the Review Date, and the level of the Index increases from the Initial Index Level of 100.00 to an Ending Index Level of 102.50.

Because the Ending Index Level of 102.50 is greater than the Initial Index Level of 100.00 and the Index Return of 2.50% is less than the Contingent Minimum Return of 28.22%, the investor receives a payment at maturity of $1,282.20 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 28.22%) = $1,282.20

Example 3: The notes are not automatically called on the Review Date, and the level of the Index decreases from the Initial Index Level of 100.00 to an Ending Index Level of 85.00.

Although the Index Return is negative, because the Ending Index Level of 85.00 is less than the Initial Index Level of 100.00 by up to the Buffer Amount of 15.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 4: The notes are not automatically called on the Review Date, and the level of the Index increases from the Initial Index Level of 100.00 to an Ending Index Level of 140.00.

Because the Ending Index Level of 140.00 is greater than the Initial Index Level of 100.00 and the Index Return of 40.00% is greater than the Contingent Minimum Return of 28.22%, the investor receives a payment at maturity of $1,400.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 40.00%) = $1,400.00

Example 5: The level of the Index decreases from the Initial Index Level of 100.00 to an Ending Index Level of 50.00.

Because the Ending Index Level of 50.00 is less than the Initial Index Level of 100.00 by more than the Buffer Amount of 15.00% and the Index Return is -50.00%, the investor receives a payment at maturity of $588.2355 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50.00% + 15.00%) × 1.17647] = $588.2355

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —  PS- 3
Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index

Selected Purchase Considerations

●APPRECIATION POTENTIAL — If the closing level of the Index is greater than or equal to the Initial Index Level on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium of at least 14.11%. The actual call premium will be provided in the pricing supplement and will not be less than 14.11%.

If the notes are not automatically called, the notes provide the opportunity to earn an uncapped return equal to any positive Index Return, subject to the Contingent Minimum Return. If the Ending Index Level is greater than or equal to the Initial Index Level, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 28.22% for a minimum payment at maturity of $1,282.20 for every $1,000 principal amount note. The actual Contingent Minimum Return will be provided in the pricing supplement and will not be less than 28.22%. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the level of the Index. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

●POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is approximately two years, the notes will be automatically called before maturity if the closing level of the Index on the Review Date is greater than or equal to the Initial Index Level, and you will be entitled to a call premium of at least 14.11%. Even in the case where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

●LOSS OF PRINCIPAL BEYOND BUFFER AMOUNT — If the notes are not automatically called, we will pay you at least your principal back at maturity if the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by up to 15.00%. If the Ending Index Level is less than the Initial Index Level by more than 15.00%, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 15.00%, you will lose an amount equal to 1.17647% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.

●RETURN LINKED TO THE MSCI EMERGING MARKETS INDEX — The return on the notes is linked to the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted market capitalization index that is designed to measure the equity market performance of global emerging markets. For additional information about the MSCI Emerging Markets Index, see “Equity Index Descriptions — The MSCI Indices” in the accompanying underlying supplement.

●TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “United States Federal Taxation — Tax Consequences to U.S. Holders — Program Securities Treated as Prepaid Financial Contracts That are Open Transactions” in the accompanying prospectus supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

JPMorgan Structured Investments —  PS- 4
Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

●YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to a loss on a leveraged basis if the Ending Index Level is less than the Initial Index Level by more than 15.00%. In this case, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 15.00%, you will lose an amount equal to 1.17647% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.

●YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE ON THE VALUATION DATE — If the Ending Index Level is less than the Initial Index Level, you will not be entitled to receive the Contingent Minimum Return at maturity. Under these circumstances, if the Ending Index Level is less than the Initial Index Level by more than 15.00%, you will lose some or all of your principal amount at maturity.

●CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes.  If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

●REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

●NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Index would have.

●AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT ACTIVITIES AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors — Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase & Co. were to enter into a resolution” in the accompanying prospectus supplement.

●VOLATILITY RISK — Greater expected volatility with respect to the Index indicates a greater likelihood as of the Pricing Date that the Ending Index Level could decline by more than the Buffer Amount.  The Index’s volatility, however, can change significantly over the term of the notes.  The Index closing level could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.

●LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

●WE MAY ACCELERATE YOUR NOTES IF A CHANGE-IN-LAW EVENT OCCURS — Upon the announcement or occurrence of legal or regulatory changes that the calculation agent determines are likely to interfere with your or our ability to transact in or hold the notes or our ability to hedge or perform our obligations under the notes, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined by the calculation agent in good faith and in a commercially reasonable manner by reference to the values of any fixed-income debt component and any derivatives underlying the economic terms of the notes as of the date of the notice of acceleration. If the payment on your notes is accelerated, your investment may result in a loss, and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Change-in-Law Event” in the accompanying product supplement for more information.

●THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will

JPMorgan Structured Investments —  PS- 5
Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index

be provided in the pricing supplement. In particular, the estimated value of the notes, call premium and Contingent Minimum Return will be provided in the pricing supplement and may be as low as the minimums set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes, call premium and Contingent Minimum Return.

Risks Relating to Conflicts of Interest

●POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

●THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

●THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

●SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, estimated hedging costs and fees, if any, paid for third-party data analytics and/or electronic platform services that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market

JPMorgan Structured Investments —  PS- 6
Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index

activity. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity”.

●SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Index

●NON-U.S. SECURITIES RISK — The equity securities included in the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

●EMERGING MARKETS RISK — The equity securities included in the Index have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

●THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities included in the Index are converted into U.S. dollars for purposes of calculating the level of the Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the Index trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities included in the Index denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the level of the Index will be adversely affected and any payment on the notes may be reduced.

●RECENT EXECUTIVE ORDERS MAY ADVERSELY AFFECT THE PERFORMANCE OF THE INDEX — Pursuant to recent executive orders, U.S. persons are prohibited from engaging in transactions in, or possession of, publicly traded securities of certain companies that are determined to be linked to the People’s Republic of China military, intelligence and security apparatus, or securities that are derivative of, or are designed to provide investment exposure to, those securities. The sponsor of the Index recently removed the equity securities of a small number of companies from the Index in response to these executive orders. If the issuer of any of the equity securities included in the Index is in the future designated as such a prohibited company, the value of that company may be adversely affected, perhaps significantly, which would adversely affect the performance of the Index. In addition, under these circumstances, the sponsor of the Index is expected to remove the equity securities of that company from the Index. Any changes to the composition of the Index in response to these executive orders could adversely affect the performance of the Index.

JPMorgan Structured Investments —  PS- 7
Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 8, 2021 through August 28, 2026. The closing level of the Index on August 31, 2026 was 1,719.31.

We obtained the closing levels of the Index above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date, the Review Date or the Valuation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments —  PS- 8
Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the MSCI Emerging Markets Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes plus the fees, if any, paid for third-party data analytics and/or electronic platform services.

Supplemental Donation Information

JPMorgan Chase & Co., our parent company, and/or its affiliates (“J.P. Morgan”) have previously agreed to make unconditional and irrevocable donations of $900,000, in the aggregate, to Blue Star to support military families by connecting them with their neighbors — individuals and organizations — to create communities of support. See Annex A in this pricing supplement for more information about Blue Star. There is no assurance that Blue Star’s stated mission or community goals will be achieved or that J.P. Morgan’s donations will have a positive impact on strengthening the military community supported by Blue Star. These donations and the amounts of these donations are not contingent on the sale of the notes and will not impact the final terms of the notes.

We or our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes.  Some of these projected profits, if any, may be used to offset a portion of the donations.

The issuance of the notes and the related use of proceeds described above are not intended to comply with the Social Bond Principles, June 2023 (the “Principles”).  The Principles are voluntary process guidelines published by the International Capital Markets Association for the issuance of social bonds developed by a committee of issuers, investors and other market participants. We cannot assure you that the donations to Blue Star meet your expectations concerning social investing, expectations for sustainable finance products or any criteria or guidelines with which you are required to comply.

JPMorgan Structured Investments —  PS- 9
Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index

Annex A

Blue Star Families, Inc.

J.P. Morgan has previously agreed to make unconditional and irrevocable donations of $900,000, in the aggregate, to Blue Star Families, Inc. (“Blue Star”) to support military families by connecting them with their neighbors — individuals and organizations — to create communities of support. There is no assurance that Blue Star’s stated mission or community goals will be achieved or that J.P. Morgan’s donations will have a positive impact on strengthening the military community supported by Blue Star. These donations and the amounts of these donations are not contingent on the sale of the notes and will not impact the final terms of the notes.

We have derived certain information about Blue Star set forth below including, without limitation, the families supported by Blue Star, the services offered by Blue Star and Blue Star’s mission from publicly available information, without independent verification.

Blue Star’s Mission

Blue Star states that it was created to empower military families to thrive as they serve. Blue Star states that it is committed to strengthening military families by connecting them with their neighbors — individuals and organizations — to create vibrant communities of mutual support that will help them overcome the isolation and alienation of frequent moves, deployments and reduced support from the government.

Blue Star’s Community Goals

Examples of Blue Star’s community goals that J.P. Morgan’s fixed donations are intended to support are described below:

Fight economic insecurity	Provide resources that foster spouse career development.
Create family strength	Provide family programming and peer support for caregivers.
Support organizations that help military-connected families	Provide grants to organizations that help military-connected families thrive in their communities.
Undertake research	Use research to provide insights and empirically-driven recommendations that raise the nation’s awareness of the unique challenges of military and veteran family life.

There is no assurance that Blue Star’s stated mission or community goals will be achieved or that J.P. Morgan’s donations will have a positive impact on strengthening the military community supported by Blue Star.

J.P. Morgan’s donations are not intended to comply with the Social Bond Principles, June 2023. These donations are not a Commercial Co-Venture with Blue Star.

JPMorgan Structured Investments —  A- 1
Auto Callable Buffered Equity Notes Linked to the MSCI Emerging Markets Index